JACOB C. TIEDT ATTORNEY AT LAW +1 (312) 609 7697 jtiedt@vedderprice.com	222 NORTH LASALLE STREET CHICAGO, ILLINOIS 60601 T: +1 (312) 609 7500 F: +1 (312) 609 5005 CHICAGO • NEW YORK • WASHINGTON, DC LONDON • SAN FRANCISCO • LOS ANGELES

October 23, 2015

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Alberto Zapata

Re:	Touchstone Strategic Trust (the “Trust”)
Registration Statement on Form N-14
(File No. 333-207148)

Dear Mr. Zapata:

On behalf of the Trust, this letter is in response to the comments provided telephonically by the staff of the U.S. Securities and Exchange Commission (the “Commission”) to Vedder Price P.C. and Western & Southern Financial Group on October 19, 2015 with respect to the Trust’s Registration Statement on Form N-14 filed with the Commission on September 25, 2015 in connection with the proposed reorganization (the “Reorganization”) of Touchstone Growth Allocation Fund, a series of the Trust (the “Target Fund”), into Touchstone Moderate Growth Allocation Fund, another series of the Trust (the “Acquiring Fund”).  The Target Fund and the Acquiring Fund are each referred to herein as a “Fund” and collectively as the “Funds.”  Any terms not defined herein have the same meanings as given in the Registration Statement.

For your convenience, your comments are set out below in italicized text and each comment is followed by the Trust’s response.

Prospectus/Information Statement

1.                                      On the inside front cover, please provide Securities Act or Investment Company Act file numbers, as applicable, for documents incorporated by reference.

Response:                                        The Trust has revised the disclosure to provide file numbers for each document incorporated by reference in response to the staff’s comment.

2.                                      In the second sentence to footnote 2 to the fee table, please change the reference to Institutional Class shares of the Acquiring Fund to Institutional Class shares of the Target Fund.

Response:                                        The Trust has revised the disclosure in response to the staff’s comment.

3.                                      In the section “Will there be any repositioning costs?,” please provide an estimate of the portion of the Acquiring Fund’s portfolio that is expected to be sold and an estimate of the gain/loss to be realized, in total and per share amounts.  Please also provide an estimate of the gain/loss to be realized, in total and per share amounts, in the section “Material Federal Income Tax Consequences.”

Response:                                        The Trust has revised the disclosure in response to the staff’s comment.

4.                                      In the section “Information About the Reorganization—Reasons for the Reorganization,” please confirm supplementally that there were no Board considerations adverse to the Board’s determination to approve the Reorganization.

Response:                                        Based on the record contained in the Board materials, the Trust believes that the principal factors considered by the Board in approving the Reorganization are set forth and discussed in the section “Information About the Reorganization—Reasons for the Reorganization.”

5.                                      In the section “Information About the Reorganization—Agreement and Plan of Reorganization,” please clarify what is meant by the statement that, on or prior to the Closing Date, the Target Fund will distribute all of its investment company taxable income, net tax exempt income and realized net capital gains for tax reasons.  If this distribution is being done in order that the Target Fund will not be liable for entity-level tax, please explain.

Response:                                        The pre-Reorganization distribution by the Target Fund is being made in order that the Target Fund will not be liable for entity-level federal income tax on the amounts distributed.  The Trust has revised the disclosure in response to the staff’s comment to clarify the reason for the Target Fund’s distribution.

6.                                      In the capitalization table, please include footnotes to all adjustments shown in the table.  Adjustments to Class C and Class Y shares outstanding should include a reference to footnote (2), and adjustments to Class Y net assets and shares should include a reference to footnote (3).

Response:                                        The Trust has revised the disclosure in response to the staff’s comment to include footnotes describing all adjustments shown in the capitalization table.

Statement of Additional Information

7.                                      In the pro forma statement of assets and liabilities in the SAI, please add footnotes to explain the pro forma adjustments to Class A, Class C and Class Y shares.

Response:                                        The Trust has added explanatory footnotes to the pro forma statement of assets and liabilities in response to the staff’s comment.

8.                                      In the pro forma schedule of investments, please add disclosure to describe the fair value hierarchy under ASC 820.

Response:                                        The Trust has revised the disclosure in response to the staff’s comment.

9.                                      In the pro forma schedule of investments in the SAI, please indicate any securities expected to be sold.

Response:                                        In response to the staff’s comment, the Trust has added footnotes to the pro forma schedule of investments to indicate the securities all or a portion of which are expected to be sold.

10.                               Footnote (A) to the pro forma schedule of investments indicates the percentage of securities of the Target Fund to be sold and the expected amount of gains.  Please provide this information for the Acquiring Fund as well.

Response:                                        The Trust has revised the disclosure in response to the staff’s comment.

11.                               In the notes to the pro forma financial statements, under “Capital Loss Carryforwards,” please explain the possible loss or limitation on the use of capital loss carryforwards subsequent to the Reorganization.

Response:                                        The Trust has revised the disclosure in response to the staff’s comment.

Part C

12.                               Please revise Part C to include an undertaking regarding the indemnification of directors, officers and controlling persons.

Response:                                        The Trust has revised Part C to include the undertaking regarding indemnification.

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If you have any further questions or comments, please contact the undersigned at (312) 609-7967.

Very truly yours,

/s/ Jacob C. Tiedt
Attorney at Law

cc:                                Meredyth A. Whitford, Esq.

Terrie A. Wiedenheft

Renee M. Hardt, Esq.

Deborah B. Eades, Esq.

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